UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   PNC Bank Corp., PNC
   One PNC Plaza
   249 Fifth Avenue
   Pittsburgh, PA  15222-2707
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   04/09/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PNFT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |416,997(1)            |D(1)            |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Explanation of
Responses:
	(1) PNC Holding Corp. ("PNCHC")  is the owner of all of the outstanding common stock of PNC Capital Corp. ("PNCCC").  The Reporting Person is the owner of all of the outstanding
common stock of PNCHC.   By virtue of the relationships described above, PNCHC
and the Reporting Person may be deemed to control PNCCC and possess indirect beneficial ownership of the
securities of the Issuer directly beneficially held by
PNCCC.
	On April 9, 1997, PNCCC and certain other stockholders of the Issuer (the
"Stockholders") committed to invest an aggregate of $15 million in newly issued
Class A Preferred Stock and
warrants of the Issuer (the "Investment").  The Investment is subject to a number of conditions, including without limitation the negotiation of definitive documents to evidence the Investment and
approval by the Issuer's shareholders of certain transactions contemplated by the Investment, and no assurances can be given that the Investment will be closed or that the terms and conditions
of the Investment will not
change.
	As result of the foregoing, each of the Reporting Person, PNCHC and PNCCC may be deemed to be a member of a group holding in excess of 10% of the Issuer's
Common Stock.
However, the Reporting Person, PNCHC and PNCCC each disclaim beneficial ownership of, and any pecuniary interest in, any Issuer securities held by the
Stockholders.
Joint Filer Name:  PNC Capital Corp.
Address:            c/o PNC Bank, Delaware
                           222 Delaware
Avenue
                           Wilmington, DE
19801
Signature:
__________________________________
	   David McL. Hillman, Executive Vice President and
Principal
Joint Filer Name:  PNC Holding Corp.
Address:            c/o PNC Bank, Delaware
                           222 Delaware
Avenue
                           Wilmington, DE
19801
Signature:
__________________________________
	   Robert L. Haunschild, Chairman and
President
SIGNATURE OF REPORTING PERSON
Robert L. Haunschild, Sr. Vice President and CFO
DATE
04/21/97